Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Provident Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2009 of our report dated March 11, 2010, relating to the Consolidated Financial Statements as at December 31, 2009 and 2008 and for each of the years then ended and the effectiveness of internal control over financial reporting of Provident Energy Trust as of December 31, 2009.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
March 18, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.